FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                    Pursuant to Rule 13a-16 or 15d-16
                    under the Securities Exchange Act of 1934

For the month of March, 2003

Commission File Number:  000-24069


                             PEAKSOFT MULTINET CORP.
                             -----------------------
                (Translation of registrant's name into English)


       3930 Meridian Street, Suite C117, Bellingham, Washington 98226 USA
       ------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F |X|  Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): |_|

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): |_|

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes |X| No | |

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-0-24069

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        PEAKSOFT MULTINET CORP.


Date:  May 30, 2003                     By: /s/ Timothy W. Metz
                                            ----------------------
                                            Timothy W. Metz
                                            Chairman and Chief Executive Officer

                             PeakSoft Multinet Corp.

                           2003 Second Quarter Report

                          Period Ending March 31, 2003

May 30, 2003


Dear Shareholders;

A lack of operating capital made it necessary for the Company to cease all marketing and sales activities in May 2001. The Company expects that no sales or marketing activities will take place until the Company either obtains sufficient operating capital to execute its sales and marketing initiatives or finalizes a merger/acquisition transaction.

This continues to be a crucial time for the Company. The Company is current with all of its required financial filings in both Canada and the United States.
Subsequent to the end of the period, the Company prepared and is filing applications to the applicable Canadian Securities Commissions for revocation of the cease trade orders that were issued in March 2002 due to its having been delinquent in the making of its financial filings. These filings could not be made due to the financial hardship that the Company was experiencing.

During the quarter, 4 creditors forgave an aggregate of CDN $230,716 debt that the Company recognized during the last quarter. These creditors are comprised of our 3 current directors and 1 previous director. The debt was for the services they have provided to the Company. This debt was subject to applicable regulatory and shareholder approval. None of our current directors or the one previous director has ever received any payment for their services as directors of the Company.

Originally, it was anticipated that this debt would to be paid in cash. However, the aforementioned directors entered into Debt Conversion Agreements with the Company in May, June and October of 2002 to convert their aggregate debt to 887,368 common shares at CDN $0.26 per share when it became apparent that the Company would not have the anticipated funds available to pay this debt in cash.

The agreements entered into in May and June of 2002, were dated for reference 1 August 2001. The agreement entered into in October 2002 is dated for reference 3 October 2002. In October 2002 the board passed resolutions ratifying all of the Debt Conversion Agreements. In accordance with the terms of the Debt Conversion Agreements and other understandings with the significant creditors, the issuance of common shares in exchange for debt is conditional upon the Company's obtaining the necessary shareholder and regulatory approval contemporaneously with a merger/acquisition and a fresh financing. With the forgiveness of this debt, the respective Debt Conversion Agreement were canceled during the quarter. Also the debt conversion disclosed in note 12. Subsequent Events (b) of our 2002 Year End whereby CDN$461,874 of debt was being converted to 1,776,437 common shares at CDN$0.26 was canceled.

It is currently anticipated that the Company will have 26,970,884 shares outstanding with the approval and the subsequent issuance of shares pursuant to the remaining Debt Conversion Agreements. I would like to correct a typographical error that appeared in the President's Letter to the Shareholders in our 3rd. Quarter 2002 Report. My letter erroneously stated that Ms. Jesyka Anne Clarkson had been named as a "Director and Secretary" to fill the casual vacancy created by Colin Morse's resignation from the Board. Ms. Clarkson was only named as a Director. She is not now or ever has been Secretary of the Company

Currently, the Company is focusing upon merger/acquisition activities and believe that we will be able to secure opportunities for the Company in the near future.

Sincerely yours,

/s/ Timothy W. Metz
---------------------
Timothy W. Metz
Chairman and Chief Executive Officer
May 30, 2003

                                                         2003            2002
                                                           $               $
--------------------------------------------------------------------------------

Assets

          Current Assets:

          Cash                                               571          2,092
          Accounts receivable                                589            406
          Prepaids and deposits                           11,592         16,287
--------------------------------------------------------------------------------
                                                          12,752         18,786
================================================================================


Liabilities and Shareholders' Equity

          Current liabilities:

          Accounts Payable and Accrued Liabilities       240,189        163,087
          Salaries Payable                             1,779,429      1,377,248
          Notes Payable                                3,350,660      3,350,660
          Interest payable                             1,231,659        867,788
          ----------------------------------------------------------------------
                                                       6,601,936      5,758,783


          Shareholders' Equity:

          Share capital                                9,019,271      9,019,271

          Accumulated deficit                         15,608,455     14,759,268
          ----------------------------------------------------------------------

                                                      (6,589,185)    (5,739,997)

--------------------------------------------------------------------------------
                                                          12,752         18,786
================================================================================

Consolidated Statement of Operations and Deficit (in Canadian dollars)
(Prepared by Management - Unaudited)
Six Months Ended March 31, 2003 and 2002

------------------------------------------------------------------------------------------------------
                                               Quarter       Quarter        Six Months     Six Months
                                                Ended         Ended           Ended          Ended
                                               March 31,     March 31,      March 31,      March 31,
                                                 2003          2002           2003           2002
                                                  $             $              $              $
------------------------------------------------------------------------------------------------------
Sales                                                -              -              -             33

Cost of goods sold                                   -              -              -              -

------------------------------------------------------------------------------------------------------
                                                     -              -              -             33

Operating Expenses:
          General and administration           151,728        143,340        494,097        280,486
          Selling and marketing                      -              -              -              -
          Research and development                   -              -              -              -
          Amortization                               -              -              -              0
          --------------------------------------------------------------------------------------------
                                               151,728        143,340        494,097        280,486

------------------------------------------------------------------------------------------------------
Earnings (loss) before the undernoted         (151,728)      (143,340)      (494,097)      (280,453)

Interest on short-term notes                   (89,722)       (89,722)      (181,437)      (181,437)

Debt settlement with creditors                 230,716              -        230,716              -

------------------------------------------------------------------------------------------------------
Earnings (loss) from operations                (10,733)      (233,062)      (444,818)      (461,890)


------------------------------------------------------------------------------------------------------
Loss                                            10,733        233,062        444,818        461,890

Accumulated deficit, beginning of period    15,597,722     14,526,206     15,163,637     14,297,378

------------------------------------------------------------------------------------------------------
Accumulated deficit, end of period          15,608,455     14,759,268     15,608,455     14,759,268
======================================================================================================


Loss per common share                             0.00           0.06           0.12           0.12

Shares Outstanding                           3,830,974      3,830,974      3,830,974      3,830,974

Statement of Changes in Financial Position (in Canadian dollars)
(Prepared by Management - Unaudited)
Six Months Ended March 31, 2003 and 2002

--------------------------------------------------------------------------------------
                                         Quarter     Quarter    Six Months  Six Months
                                          Ended       Ended       Ended       Ended
                                         March 31,   March 31,   March 31,   March 31,
                                          2003        2002        2003        2002
                                            $           $           $           $
--------------------------------------------------------------------------------------
Cash provided by (used in):
Operations:

          Net earnings (loss)             (10,733)   (233,062)   (444,818)   (461,890)
          Items not involving cash:
               Amortization                     -           -           -           -

          Change in non-cash operating     10,767     263,244     397,346     433,047
               working capital
          -----------------------------------------------------------------------------
                                              (34)    (30,182)    (47,472)    (28,843)
          -----------------------------------------------------------------------------


Financing:
          Issuance of notes payable                    30,000                  30,000

          -----------------------------------------------------------------------------
                                                -      30,000           -      30,000
          -----------------------------------------------------------------------------


---------------------------------------------------------------------------------------
Increase (decrease) in cash position          (34)       (182)    (47,472)      1,157

Cash, beginning of period                     605       2,274      48,043         935

---------------------------------------------------------------------------------------
Cash, end of period                           571       2,092         571       2,092
=======================================================================================

SECOND QUARTER REVIEW

Overall operating expenses increased from CDN $143,340 for the quarter ended March 31, 2002 to CDN $151,728 in the comparable quarter in 2003, an increase of 5.85%, mainly due to the recognition of legal fees prepaid in a prior period. Loss for the second quarter decreased from CDN $233,062 for the quarter ended March 31, 2002 to CDN $10,733 in the comparable quarter in 2003, a decrease of 95.39%, largely due to the forgiveness of CDN $230,716 in debt from one former and three current corporate directors.

General and administrative expenses increased from CDN $143,340 for the quarter ended March 31, 2002 to CDN $151,728 in the comparable period in 2003. This increase of 5.85% is primarily due to the recognition of legal fees prepaid as retainers in a prior period.

Selling and marketing expenses remained at CDN $0 for the quarter ended March 31, 2003 as it was in the comparable period in 2002. This was primarily due to management's focus on merger/acquisition activities and the cessation of marketing and sales activities.

Amortization remained at CDN$0 for the quarter ended March 31, 2003. No new fixed assets where acquired.

Research and development expenses remained at CDN$0 for the quarter ended March 31, 2003. This was primarily due to management's focus on merger/acquisition activities and the cessation of research and development activities.

The loss per common share decreased from CDN $0.06 per share for the quarter ended March 31, 2002 to CDN$0.00 per share in the comparable period in 2003. This decrease in loss is largely due to the debt forgiveness by the directors.

SIX MONTH REVIEW

Overall operating expenses increased from CDN $280,486 for the six months ending March 31, 2002 to CDN $494,097 in the comparable period in 2003, an increase of 76.16%. This increase was largely due to the recognition, in the 1st. quarter 2003, of a one time debt of CDN $230,716 to one former director and the current directors plus the recognition of legal fees prepaid in a prior period. These creditors forgave this debt during the 2nd. quarter of 2003. Loss for the six months decreased from CDN $461,890 for the six months ended March 31, 2002 to CDN $444,818 in the comparable period in 2003. This 3.7% decrease was largely due to a decrease in expenses.

General and administrative expenses increased from CDN $280,486 for the six months ended March 31, 2002 to CDN $494,097 in the comparable period in 2003, an increase of 76.16%. This increase was largely due to the recognition, in the 1st. quarter 2003, of a one time debt of CDN $230,716 to one former director and the current directors plus the recognition of legal fees prepaid in a prior period. These creditors forgave this debt during the 2nd. quarter of 2003.

Selling and marketing expenses remained at CDN $0 for the six months ended March 31, 2003 as it was in the comparable period in 2002.This was primarily due to management's focus on merger/acquisition activities and the cessation of marketing and sales activities.

Research and development expenses remained at CDN $0 for the six months ended March 31, 2003 as it was in the comparable period in 2002. This was primarily due to management's focus on merger/acquisition activities and the cessation of research and development activities.

Amortization remained at CDN$0 for the six months ended March 31, 2003. No new fixed assets where acquired.

The loss per common share remained at CDN $0.12 per share for the six months ended March 31, 2003 as it was in the comparable period in 2003.


  This release may contain forward-looking statements as well as historical information. Forward-looking statements, which are included in accordance with the "safe harbor" provisions of the "Private Securities Litigation Reform Act of 1995, may involve known and unknown risks, uncertainties and other factors that may cause the company's actual results and performance to be materially different from any results or performance suggested by the statements in this release. Such statements, and other matters addressed in this press release, may involve a number of risks and uncertainties including price competition, technological advances, decreased demand or diversion to other software solutions.

Company Information:


Corporate Headquarters

PeakSoft Multinet Corp.
3930 Meridian Street, Suite C117
Bellingham, WA  98226
USA
Tel: (360) 961-1419           Fax: (360) 647-5960


Investor Relations

PeakSoft Multinet Corp.
(360) 961-1419

Stock Listing

PeakSoft Multinet Corp. common stock is listed on the TSX Venture Exchange under symbol PKS.


Auditor

Gordon K. W. Gee, Chartered Accountant
#101 - 325 Howe Street
Vancouver, BC V6C 1Z7
Tel: (604) 689-8815   Fax: (604) 689-8838

Corporate Counsel

Forbes, Boyle & Patterson
Barristers & Solicitors
Suite 215 -8171 Cook Road
Richmond, BC V6Y 3T8
Tel: (604)-273-7575   Fax: (604)-273-8475

Transfer Agent and Registrar

Computershare Trust Company of Canada, Calgary, Alberta

Directors

Timothy W. Metz, Chairman of the Board
Simon Arnison, Director
Jesyka Anne Clarkson, Director


Management

Timothy W. Metz, Chief Executive Officer and President